

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 5, 2016

Via E-mail
James M. Ford
President and Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

> **Re: Central Valley Community Bancorp**
> **Registration Statement on Form S-4**
> **Filed June 16, 2016**
> **File No. 333-212063**

Dear Mr. Ford:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise your second paragraph to disclose all adjustments that may be made to the merger consideration. Please also tell us how you would register additional shares under the Securities Act of 1933 in the event that your share price falls and sufficiently underperforms the NASDAQ Bank Index such that Sierra Vista Bank could have the right to terminate the merger, but you choose to make up the difference between $10.20 and the Lower Determination Date Price.

Questions And Answers About The Merger

Q: What will I receive in exchange for my Sierra Vista Bank shares in the merger?, page 1

2.   Please disclose all adjustments that may be made to the merger consideration. Please also disclose the value of Sierra Vista Bank shareholders equity account, as it would be calculated under the merger agreement, as of a recent date. Please make corresponding revisions on pages 5 and 25.

The Merger

Certain Federal Income Tax Consequences, page 28

3.   Please delete the term "certain" from this section heading and clarify that you are discussing the material tax consequences of this merger. Next, remove the assumption that the merger will be treated as reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Also, revise your prospectus to clearly identify each material tax consequence. Finally, please revise your prospectus to make clear that the disclosure of the federal income tax consequences in the prospectus represents the opinion of counsel, identifying counsel. Make appropriate revisions to your disclosure on page 7. For guidance, please refer to Section III.C.1 and Section III.C.3 of Staff Legal Bulletin No. 19 which is available on our website.

Part II

Information Not Required In Prospectus

Item 22. Undertakings, page II-1

4.   We note that you incorporate future filings by reference. Please revise to provide the undertaking required by Item 512(b) of Regulation S-K.

Exhibit Index

Exhibit 5.1

5.   We note that, as filed, the opinion states that the shares that will be issued upon the completion of the merger have been validly issued, fully paid and non-assessable. Please confirm that counsel has concluded that the shares are currently issued and are fully paid and non-assessable as of the date of the opinion. Alternatively, counsel should revise its opinion to state that the securities "will be" validly issued, fully paid and non-assessable when issued in the manner described in the registration statement. For guidance, please refer to Section II.B.1.a of Staff Legal Bulletin No. 19.

6.   We note that you have registered fewer shares than the number of shares that counsel opines may be issued in connection with this transaction. Please revise or explain this apparent discrepancy.

Exhibit 8.1

7.   We note that this opinion appears to be limited to the accuracy of the disclosure in your "Certain Federal Income Tax Consequences" on page 28. Item 601(b)(8) of Regulation S-K requires that registrants provide a tax opinion when tax consequences are material. Counsel must opine as to the material tax consequences. Counsel may do so by either adopting the disclosure in the tax discussion as its opinion, or providing an opinion that lays out the analysis of counsel supporting the tax opinion. Please provide an opinion that is consistent with Item 601(b)(8) of Regulation S-K.

8.   Please direct counsel to delete its assumption that the agreements and instruments it reviewed are valid, binding, and enforceable as to you. The enforceability of an agreement is a legal conclusion, and it is not appropriate for counsel to assume away legal conclusions necessary to provide the opinion required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Bruce F. Dravis, Esq.